SEC  MISSION SEC Mail Processing Section

12062421

AUG 29 2012

Washington DC 405

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-38388

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/1/11 (MM/DD/YY) AND ENDING 6/30/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Scully Capital Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1730 M Street, NW, Suite 204
(No. and Street)

Washington	DC	20036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Larry J. Scully 202-775-3434
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dixon Hughes Goodman LLP
(Name – *if individual, state last, first, middle name*)

111 Rockville Pike, #600	Rockville	MD	20850
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Larry J. Scully, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Scully Capital Securities Corporation, as of June 30, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



DISTRICT OF COLUMBIA
ELIZABETH I. McTWIGAN
NOTARY PUBLIC

Signature

President

Title

District of Columbia: SS
Subscribed and sworn to before me
this 27 day of August 2012

Notary Public, D.C.

My commision expires June 14, 2016

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

x (o) Footnotes

x (P) Statement of Cash Flows

Financial Statements
For the Years Ended
June 30, 2012 and 2011

Scully Capital Securities Corporation



DIXON HUGHES GOODMAN LLP
Certified Public Accountants and Advisors

Scully Capital Securities Corporation

Contents



DIXON HUGHES GOODMAN LLP
Certified Public Accountants and Advisors

Report of Independent Registered Public Accounting Firm

Board of Directors
Scully Capital Securities Corporation

We have audited the accompanying statements of financial condition of ***Scully Capital Securities Corporation,*** a Delaware corporation, as of June 30, 2012 and 2011, and the related statements of operations, changes in stockholder's equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the management of ***Scully Capital Securities Corporation*** (Company). Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ***Scully Capital Securities Corporation*** as of June 30, 2012 and 2011, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Dixon Hughes Goodman LLP

Rockville, Maryland
August 24, 2012

111 Rockville Pike, 6th Floor, Rockville, MD 20850 | T 240-403-3700 | F 240-403-3701 | dhgllp.com

Scully Capital Securities Corporation

Statements of Financial Condition

June 30,	**2012**	**2011**
Assets		
Current assets		
Cash	$ 180,037	$ 187,624
Accounts receivable - net	119,567	118,471
Total current assets	299,604	306,095
Other assets		
Prepaid expense	485	811
	$ 300,089	$ 306,906
Liabilities and Stockholder's Equity		
Current liabilities		
Accounts payable	$ 27,659	$ -
Current income tax liability - due to parent company	23,883	23,633
Deferred tax liability	23,098	29,821
Total current liabilities	74,640	53,454
Stockholder's equity		
Common stock, par value $.001; 10,000 shares authorized, issued and outstanding	10	10
Additional paid-in capital	124,797	124,797
Retained earnings	100,642	128,645
	225,449	253,452
	$ 300,089	$ 306,906

The accompanying notes are an integral part of these financial statements.

Scully Capital Securities Corporation

Statements of Operations

Years Ended June 30,	2012	2011
Revenue		
Contract income	$ 743,073	$ 349,631
Interest income	843	101
Total revenue	743,916	349,732
Operating expenses		
Professional fees	20,835	14,443
Dues and licenses	1,149	1,149
Regulatory fees	12,419	8,472
Office expenses	743,989	275,965
Total operating expenses	778,392	300,029
Income (loss) before income taxes	(34,476)	49,703
Income tax expense (benefit)		
Current	250	732
Deferred	(6,723)	12,678
	(6,473)	13,410
Net income (loss)	$ (28,003)	$ 36,293

The accompanying notes are an integral part of these financial statements.

Scully Capital Securities Corporation

Statement of Changes in Stockholder's Equity

Years Ended June 30, 2012 and 2011

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
Balance - June 30, 2010	$ 10	$ 124,797	$ 92,352	$ 217,159
Net income	-	-	36,293	36,293
Balance - June 30, 2011	$ 10	$ 124,797	$ 128,645	$ 253,452
Net loss	-	-	(28,003)	(28,003)
Balance - June 30, 2012	$ 10	$ 124,797	$ 100,642	$ 225,449

The accompanying notes are an integral part of these financial statements.

Scully Capital Securities Corporation

Statements of Cash Flows

Years Ended	**2012**	**2011**
Cash flows from operating activities		
Net income (loss)	$ (28,003)	$ 36,293
Adjustments to reconcile net income (loss) to net cash from operating activities:		
Bad debt expense	47,504	-
Change in:		
Accounts receivable	(48,600)	(45,903)
Prepaid expenses	326	238
Accounts payable	27,659	-
Current income tax liability - due to parent	250	732
Deferred tax liability	(6,723)	12,678
Net cash from operating activities	(7,587)	4,038
Cash and cash equivalents - beginning of year	187,624	183,586
Cash and cash equivalents - end of year	$ 180,037	$ 187,624
Supplemental Information		
Interest paid	$ -	$ -
Taxes paid	$ -	$ -

The accompanying notes are an integral part of these financial statements.

1. Organization and Nature of Business

Scully Capital Securities Corporation, a Delaware corporation (the Company or the Securities Company), was incorporated in March 1987 and maintains its office in the District of Columbia. The Company was organized to provide advice and execute municipal securities transactions for clients. The Company's business also includes the selling of corporate debt securities, to act as an underwriting or selling group participant in private placement ("best efforts" offerings only) of both debt and equity securities, and to conduct investment banking activities in connection with both municipal and non-municipal securities.

The Company is regulated by the Financial Industry Regulatory Authority (FINRA).

The Company is a wholly-owned subsidiary of Scully Capital Services, Inc ("Parent Company"). The Company does not act as a clearing broker nor does it hold securities for the accounts of others.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying policies of the Company are in accordance with accounting principles generally accepted in the United States of America applied on a consistent basis with that of the preceding period.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. The carrying value of cash and cash equivalents approximates fair value because of the short maturities of those financial instruments.

Accounts Receivable

Accounts receivable are receivables due from the customers. The Company grants credit to its customers during the normal course of business and generally requires no collateral. The Company considers allowance for doubtful accounts based on factors surrounding the credit risk of specific customers. Management of the Company periodically reviews the collectibility of accounts receivable, and those accounts that are considered not collectible are written off as bad debts. An allowance for doubtful accounts receivable in the amount of $47,504 has been recorded at June 30, 2012. All amounts were deemed collectible at June 30, 2011.

Concentrations

The Company maintains its cash in a checking account which is federally insured, and at various times in brokerage deposit accounts with an unaffiliated broker-dealer that maintains SIPC insurance. There were no amounts in excess of federally-insured limits at June 30, 2012 and 2011. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents.

Amounts due from two customers at June 30, 2012 and four customers at June 30, 2011 totaled $154,642 and $112,843, or approximately 93% and 95%, of total accounts receivable as of June 30, 2012 and 2011, respectively. Three customers represented 81% of contract revenue for 2012, and four customers represented 100% of contract revenue for 2011.

Revenue Recognition

The Company charges customers a monthly fixed fee for their services along with "success fees" billed at the completion of the contract. All fees are agreed to in the customer contract and are recognized monthly for fixed fees and as contracts are completed for success fees.

Income Taxes

Scully Capital Securities Corporation files income taxes on a consolidated basis with its Parent Company. The provision for income taxes is made on a separate company basis with the amount of taxes due recorded as due to the parent company. Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to the different methods of reporting accounts receivable and prepaid expenses. These balances are recognized for financial statement reporting but are deferred for tax purposes.

A valuation allowance, if recognized, is based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax asset will not be realized. Future realization of the tax benefit of an existing temporary difference ultimately depends on the existence of sufficient taxable income of the appropriate character (for example, ordinary income or capital gain) within the carryforward period available under the tax law.

Tax positions must meet a recognition threshold of more-likely-than-not in order for the benefit of those tax positions to be recognized in the Company's financial statements. The Company has determined that it does not have any material uncertain tax positions as of June 30, 2012 and 2011, respectively. Interest and penalties, if any, are reflected in income tax expense in the accompanying statements of income. Fiscal years ending on or after June 30, 2009 remain subject to examination by federal and state tax authorities.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events

Management has evaluated subsequent events through August 24, 2012, the date the financial statements were available to be issued.

3. Accounts Receivable

Accounts receives consists of the following as of June 30:

	2012	2011
Accounts receivable	$ 167,071	$ 118,471
Allowance for doubtful accounts	(47,504)	-
	$ 119,567	$ 118,471

4. Related Party Transactions

The Company provides advice and other securities related services to a limited number of unrelated entities and Scully Capital Services, Inc. in connection with financings structured by the Parent Company involving municipal securities. There were no fees charged to the Parent Company by the Securities Company for such services for the years ended June 30, 2012 and 2011.

The Parent Company also provides services to the Securities Company. Pursuant to an agreement between the parties, the Parent Company charged $661,957 and $259,000 in 2012 and 2011, respectively, for services provided to the Securities Company. In 2012, the fee was determined by allocating payroll expense and various office and overhead expenditures incurred by the Parent based upon the number of hours employees worked at each company. In 2011 this fee was based upon a set fixed fee and variable fee that relates to the activity of the Security Company. These charges are recorded as office expenses.

5. Net Capital Requirements

Pursuant to the net capital requirements under the Securities Exchange Act of 1934 of Rule 15c3-1, the Company's required ratio of aggregate indebtedness (as defined) to net capital (as defined) may not exceed 15 to 1. Net capital and related ratios normally fluctuate on a daily basis. In addition, the Company must maintain minimum net capital of $5,000. The Company must notify FINRA if net capital goes below $6,000. On June 30, 2012 and 2011, the Company had net capital (as computed in accordance with the regulations of the Securities and Exchange Commission) of $105,397 and $134,170, respectively, and the ratio of aggregate indebtedness to net capital was .71 and .40 to one, respectively

Withdrawals of equity capital through redemption or repurchase of shares, dividend payments or other distributions and any unsecured advances or loans to stockholders or affiliates require advance notice to the Securities and Exchange Commission. In no event may such a withdrawal or distribution be made if it would reduce net capital to less than 120% of the Company's required minimum net capital. Dividend distributions, withdrawals of capital, and loans to affiliates exceeding a specified percentage of a broker dealer's net capital may require approval of the Securities and Exchange Commission.

The Company does not conduct a retail business as broker or dealer and does not maintain possession or control of securities for customers. As such, the Company is not subject to the requirements of Rule 15c3-3.

6. Income Taxes

The provision for income taxes consists of the following:

	2012	2011
Current		
Federal income taxes	$ -	$ 421
State income taxes	250	311
	250	732
Deferred		
Federal income tax liability (benefit)	(4,034)	7,607
State income tax liability (benefit)	(2,689)	5,071
	(6,723)	12,678
	$ (6,473)	$ 13,410

Deferred income taxes as of June 30, 2012 and 2011 are as follows:

	2012	2011
Deferred tax assets:		
Accounts payable	$ 6,915	$ -
Deferred tax liabilities:		
Accounts receivable	(29,892)	(29,618)
Prepaid expenses	(121)	(203)
	(30,013)	(29,821)
Deferred tax valuation allowance	-	-
Net deferred tax liability	$ (23,098)	$ (29,821)

* * * * *



DIXON HUGHES GOODMAN LLP
Certified Public Accountants and Advisors

Report of Independent Registered Public Accounting Firm on Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission

Board of Directors
Scully Capital Securities Corporation

We have audited the accompanying financial statements of ***Scully Capital Securities Corporation*** as of and for the year ended June 30, 2012, and have issued our report thereon dated August 24, 2012, which contained an unqualified opinion on those financial statements. Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedule 1 required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and related directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the basic financial statements as a whole.

Dixon Hughes Goodman LLP

Rockville, Maryland
August 24, 2012

111 Rockville Pike, 6th Floor, Rockville, MD 20850 | T 240-403-3700 | F 240-403-3701 | dhgllp.com

Scully Capital Securities Corporation

Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934 - Schedule I

June 30, 2012		
Stockholder's equity		
Stockholder's equity qualified for net capital	$	225,449
Nonallowable assets and miscellaneous capital charges		
Prepaid expenses		485
Accounts receivable		119,567
		120,052
Net capital	$	105,397
Amounts included in total liabilities which represent aggregate indebtedness	$	74,640
Minimum net capital required (the greater of $5,000 or 6-2/3% of aggregate indebtedness)	$	5,000
Net capital in excess of minimum requirements	$	100,397
Ratio of aggregate indebtedness to net capital		71%

Except for the accrual of and provision for income taxes and provision and allowance for bad debts, there are no material differences between the amounts presented above and the amounts reported on the Company's unaudited FOCUS Report as of June 30, 2012.

The Company is exempt from reserve requirements and possession on control requirements under Rule 15c3-3(k)(2)(i).



DIXON HUGHES GOODMAN LLP
Certified Public Accountants and Advisors

Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3

Board of Directors
Scully Capital Securities Corporation

In planning and performing our audit of the financial statements of ***Scully Capital Securities Corporation*** (Company), as of and for the year ended June 30, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

111 Rockville Pike, 6th Floor, Rockville, MD 20850 | T 240-403-3700 | F 240-403-3701 | dhgllp.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency or combination of deficiencies in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph of this report were adequate at June 30, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Dixon Hughes Goodman LLP

Rockville, Maryland
August 24, 2012

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

Scully Capital Securities Corporation



DIXON HUGHES GOODMAN LLP
Certified Public Accountants and Advisors



DIXON HUGHES GOODMAN LLP
Certified Public Accountants and Advisors

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Board of Directors of Scully Capital Securities Corporation
1730 M Street, NW, Suite 204
Washington, DC 20030

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended June 30, 2012, which were agreed to by Scully Capital Securities Corporation and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC solely to assist you and the other specified parties in evaluating Scully Capital Securities Corporation's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Scully Capital Securities Corporation's management is responsible for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended June 30, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended June 30, 2012, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers supporting the adjustments noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Dixon Hughes Goodman LLP

Rockville, Maryland
August 24, 2012

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 6/30/2012
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

038388 FINRA JUN
SCULLY CAPITAL SECURITIES CORP
1730 M ST NW STE 204
WASHINGTON DC 20036-4534

317

7-17

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 1859

B. Less payment made with SIPC-6 filed (exclude interest) (1542)

Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 317

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 317

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 317

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Scully Capital Securities, Corp
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President
(Title)

Dated the 17 day of July, 2012.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: 7/17/12 Postmarked 7/19/12 Received 7/23/12 Reviewed

Calculations ____ Documentation ____ Forward Copy ____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 7/1/2011 and ending 6/30/2012

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 743,914

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions ______

2d. SIPC Net Operating Revenues $ 743 914

2e. General Assessment @ .0025 $ 1859

(to page 1, line 2.A.)